Via Facsimile and U.S. Mail
Mail Stop 6010

June 29, 2007

Mr. John C. Martin
President and Chief Executive Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

      Re: **Gilead Sciences, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2006
                File No. 0-19731

Dear Mr. Martin:

      We have completed our review of your Form 10-K and have no further comments at this time.

                         Sincerely,

                         Jim B. Rosenberg
                         Senior Assistant Chief
                         Accountant